December 21, 2015

VIA EDGAR

Mr. Robert S. Littlepage
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Dear Mr. Littlepage:

This letter is submitted on behalf of Ubiquiti Networks, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 24, 2015 to Robert J. Pera, Chief Executive Officer of the Company.

The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter.  For your convenience, your comments have been reproduced in bold below, together with the responses.  Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.

Form 10-K for the Fiscal Year Ended June 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 38

1.
We note your response to prior comment 1. Please note that MD&A should give investors the opportunity to look through the eyes of management by providing a historical and prospective analysis of the registrant's financial condition and results of operations. The results of operations discussion in MD&A should help investors understand the variables and factors (quantitative and qualitative) that management uses to evaluate the company’s performance.

Division of Corporation Finance
Securities and Exchange Commission
December 21, 2015

It is apparent from earnings calls that the company’s Chief Operating Officer and investors place importance on the volume and price of principal products that you sell in your various markets under the service provider (broadband) and enterprise headings. While line item changes that state the obvious are unnecessary, the MD&A should explain “what happened” by providing an analysis for investors of the underlying changes in material product lines, even if the results of the overall category headings appear stable.

Therefore, if there is a slowing in the volume of principal products sold when compared to a prior period, MD&A should not only identify the weakening in sales volume, but also should analyze the reasons underlying the flagging sales of specific principal products. The analysis should reveal underlying material causes, including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share, or a combination of conditions.

We refer you to Section III.B of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that it considered Section III.B of SEC Interpretive Release No. 33-8350 prior to filing the Form 10-K for the Fiscal Year Ended June 30, 2015 (the “Annual Report”) and believes that “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein provides investors and other users with the material information necessary to provide an understanding of the Company’s financial condition and operating performance.

We discuss and quantify factors and events impacting our results of operations, as well as known material trends.  We also discuss and quantify factors and events that explain material changes in our consolidated results for the quarter.  For example, our Annual Report presents revenues by both our Service Provider Technology and Enterprise Technology product lines and also by geography.  When we believe specific information about the reasons for the changes in revenue by product line or geography from period to period is material to investors, we include it in the Company’s disclosure with the SEC.  For example, in the Annual Report, we explained that the 7% decline in Service Provider Technology revenues during fiscal year 2015 compared to fiscal year 2014 was primarily due to lower demand outside of North America, including political and economic instability in those regions and the strength of the U.S. Dollar during fiscal year 2015.  For our Enterprise Technology line, we attributed the 46% increase in revenues during fiscal year 2015 compared to fiscal year 2014 to further adoption of our UniFi technology platform.  We provided similar explanations for the changes in revenue during fiscal year 2015 compared to fiscal year 2014 for each of the North America, South America, EMEA and Asia Pacific geographic regions. We did not include an analysis of how per unit selling price or volume of principal products contributed to revenues because we did not deem it to be material information to investors for the reasons described in our response letter to the Staff dated November 9, 2015.

Division of Corporation Finance
Securities and Exchange Commission
December 21, 2015

On earnings calls, the Company does its best to answer questions by analysts and investors, but this does not necessarily mean the questions, or the answers we may provide, are material to understanding our financial condition, changes in financial condition or results of operations.  The commentary provided by our Chief Executive Officer during our earnings call related to volume and price of our products largely consisted of forward looking statements.  These statements did not identify a known trend or uncertainty and are immaterial to our actual results of operations for fiscal year 2015.

We appreciate your review of the Annual Report and shall take your comment into consideration in future filings.  We will provide further analysis, quantification and clarification in our MD&A when we believe such disclosures will provide readers with a better, more comprehensive understanding of our financial condition and operating performance.

*           *           *           *

In connection with these responses, we acknowledge the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at hartley@ubnt.com with any questions or comments regarding this letter.

Respectfully submitted, /s/ Hartley Nisenbaum Hartley Nisenbaum Interim Chief Financial Officer